Exhibit 1.01

CONFLICT MINERALS REPORT

ARDAGH METAL PACKAGING S.A.

for the reporting year ending December 31, 2021

Introduction

Ardagh Metal Packaging S.A. (together with its consolidated subsidiaries, the “Company,” “AMP,” “we,” “our,” or “us”) has prepared this Form SD to comply with Rule 13p-1 (the “Rule”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2021 to December 31, 2021 (the “Reporting Period”). We note that AMP is entitled to a transition period that would allow us to first file a Form SD for the reporting year ending December 31, 2023. However, the Company has elected to voluntarily comply with the Rule and to submit this Form SD for the 2021 Reporting Year.

The Rule imposes reporting obligations on Exchange Act reporting companies whose manufactured products contain conflict minerals that are necessary to their functionality or production. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).

Conflict Minerals Disclosure

AMP is a leading global supplier of sustainable, infinitely recyclable, metal beverage cans to brand owners. As of December 31, 2021, AMP operated 24 production facilities in nine countries (in Europe, the US and Brazil).

In connection with our compliance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) concerning Conflict Minerals, we evaluated the products that we manufacture or contract to manufacture to determine whether any such products contain Conflict Minerals that are necessary to the functionality or production of those products.

The majority of our beverage cans are made from aluminium, with a small percentage made from steel. Those beverage cans made from steel are made from electrolytic coated tinplate according to EN 10202 (referred to herein as “tinplate”). The tinplate we use for the manufacturing is within the scope of the Rule. Except as described above, we do not use Conflict Minerals in our manufacturing processes, nor have we identified any other products that are required to be covered in this Specialized Disclosure Report.

Reasonable Country of Origin Inquiry and Results

In accordance with the Rule, we conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the necessary Conflict Minerals in our products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or were from recycled or scrap sources.

We used the Responsible Minerals Initiative’s conflict minerals reporting template to obtain sourcing information from our direct suppliers of tinplate. Our RCOI involved assessing the responses we received from our suppliers and evaluating smelters in accordance with our Conflict Mineral Reporting and Review Procedures.

Based on the response from our tinplate suppliers, none of the smelters in the supply chain source the Conflict Minerals from the Covered Countries.

Determination

Based on the RCOI as described above, AMP has determined that we have no reason to believe that the tinplate used to manufacture beverage cans in the Reporting Period contained Conflict Minerals that may have originated in a Covered Country.

In accordance with the Rule, the Company has filed this Form SD, and such disclosure is also available in the “Investors - SEC Filings” section of the Company’s website at https://www.ardaghmetalpackaging.com/corporate/investors/sec-filings. The reference to the Company’s web site is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the SEC.

Item 1.02 Exhibit

Not applicable.